UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 16, 2021

(Date of earliest event reported)

ELEGANCE BRANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9100 Wilshire Blvd., Suite 362W

Beverly Hills, California 90212

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS.

On February 16, 2021, the board of directors of Elegance Brands, Inc., a Delaware corporation (the “Company”), approved the appointments of Gary Herman and Katie Field to serve as a members of the board of directors, effective February 7, 2021 (the “Effective Date”). The same day, February 16, 2021, the Company’s board of directors approved the entry into a letter agreement with each of Mr. Herman and Ms. Field pursuant to which Mr. Herman will receive a cash fee of $120,000 per annum, payable monthly, and Ms. Field will receive a cash fee of $144,000 per annum, payable monthly. In addition, each of Mr. Herman and Ms. Field will receive 150,000 restricted stock units (“RSUs”), issuable pursuant to the Company’s 2020 Equity Incentive Plan, with half of such RSUs vesting upon the Effective Date and the remaining half vesting in substantially equal monthly installments over a period of 12 months.

The letter agreement between each of Mr. Herman and Ms. Field is attached hereto as Exhibit 6.1 and Exhibit 6.2, respectively, and is incorporated herein by reference.

Since 2006, Mr. Herman has co-managed, Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates which is focused on investments primarily in undervalued publicly-traded securities. From January 2011 to August 2013, Mr. Herman was a managing member of Abacoa Capital Management, LLC, which, through its fund, Abacoa Capital Master Fund, Ltd. focused on a Global-Macro investment strategy. From 2005 to 2020, Mr. Herman has been a registered representative with Arcadia Securities LLC, a FINRA-registered broker-dealer based in New York. From 1997 to 2002, Mr. Herman was an investment banker with Burnham Securities, Inc. Prior to that, from 1993 to 1997, he was a managing partner of Kingshill Group, Inc., a merchant banking and financial advisory firm with offices in New York and Tokyo. Mr. Herman has a B.A. from the University at Albany, Rockefeller College of Public Affairs & Policy, in Political Science and Minors in Business and Music, as well as attended New York Law School. His experience has included board memberships, corporate officerships, as well as advisory, capital raising and restructuring roles. We believe Mr. Herman’s broad experience and depth of knowledge in investing will assist us as we seek to take the Company public.

Ms. Field, currently president of Halo Collective, Inc. (NEO: HALO; OTCQX: HCANF), is a strategy consultant and executive with a career spanning both the private and public sectors. Ms. Field has been with HALO since April 2019, originally serving as Chief Strategy Officer prior to assuming the role of President in February of 2020. Ms. Field’s resume includes notable companies and institutions such as The White House, The Brookings Institution, and Bain & Company. In 2014 she entered the cannabis industry and led the procurement, build out, and sale of one of five original vertically integrated state licenses in Florida. Subsequently, Ms. Field operated a strategy consulting practice focused on cannabis and also spent time at MariMed in 2018 as Executive Vice President of Corporate Development. Ms. Field holds an MBA from Columbia Business School and a BA with honors from Stanford University.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands Inc.
a Delaware corporation

by:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Its:	Chief Executive Officer
Date:	February 16, 2021

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Director Offer Letter, dated February 7, 2021, between Elegance Brands, Inc. and Gary Herman.

6.2	Director Offer Letter, dated February 7, 2021, between Elegance Brands, Inc. and Katie Field.

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